**DAVIS** LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca


10015863

FILE NUMBER 67952-00001

June 1, 2010

SUPPL

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549



**Attention: Office of International Corporate Finance**

Dear Sirs:

**Re: Paragon Minerals Corporation - Exemption No. 82-35102**

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
**DAVIS LLP**
Per:

Claudia Tsao
Legal Assistant

Encs.

dlw 6/15

Davis LLP, 2800 Park Place, 666 Burrard Street, Vancouver, BC Canada V6C 2Z7
www.davis.ca | VANCOUVER TORONTO MONTRÉAL CALGARY EDMONTON WHITEHORSE YELLOWKNIFE TOKYO

**Date: June 1, 2010** **Exemption No: 82-35102**

***PARAGON MINERALS CORPORATION***
***(the "Company")***

***LIST OF DOCUMENTS BEING SUBMITTED***

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

---

| | | Document Name or Information | Date Filed |
|---|---|---|---|
| (a) | Incorporation Documents | | |
| | (i) | Canada | N/A |
| (b) | Extra-provincial Registration | | |
| | (i) | BC | N/A |
| | (ii) | Newfoundland | N/A |
| | (iii) | Nunavut | N/A |
| (c) | Annual Reports | | |
| | (i) | Canada | N/A |
| | (ii) | BC | N/A |
| | (iii) | Newfoundland | N/A |
| | (iv) | Nunavut | N/A |
| (d) | Notices Filed with Registrar of Companies | | |
| | (i) | Canada | N/A |

| | | |
|---|---|---|
| (ii) | BC | N/A |
| (iii) | Newfoundland | N/A |
| (iv) | Nunavut | N/A |

(e) Special Resolution

| | | |
|---|---|---|
| (i) | Canada | N/A |
| (ii) | BC | N/A |
| (iii) | Newfoundland | N/A |
| (iv) | Nunavut | N/A |

**2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):**

| | Document Name or Information | Date Filed |
|---|---|---|
| (a) | Annual Report consisting of: | N/A |
| | (i) Audited annual financial statements and auditors' report thereon and | |
| | (ii) Management's Discussion and Analysis | |
| (b) | Annual Information Form (not mandatory and not filed) | N/A |
| (c) | Annual CEO and CFO Officer Certifications under NI 52-109 | N/A |
| (d) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | May 26, 2010 |
| (e) | Interim CEO and CFO Officer Certifications under NI 52-109 | May 26, 2010 |
| (f) | News Releases | May 5, 2010<br>May 13, 2010<br>May 18, 2010 |
| (g) | Form 51-102F3, Material Change Report | N/A |
| (h) | Notice of Meeting and Record Dates of shareholders' meeting | N/A |
| (i) | Notice of shareholders' meeting, Form of Proxy and Management's Information Circular | N/A |

| | | |
|---|---|---|
| (j) | Form 45-106F1, Report of Exempt Distribution | N/A |
| (k) | Notice of Change in Year End by more than 14 Days | N/A |
| (l) | Notice of Change in Corporate Structure | N/A |
| (m) | Notice of Change of Auditors | N/A |
| (n) | Business Acquisition Report under NI 51-102 | N/A |
| (o) | Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed | N/A |
| (p) | Notice of Change of Status Report | N/A |
| (q) | Filing of documents Affecting the Rights of Securityholders including: | |
| | (i) material changes to charter documents | N/A |
| | (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company | N/A |
| | (iii) any securityholder rights plans or similar plans | N/A |
| | (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally | N/A |
| | (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed. | N/A |
| (r) | Prospectus | N/A |

| | | |
|---|---|---|
| (s) | Amendment to Prospectus | N/A |
| (t) | Takeover Bid Circular | N/A |
| (u) | Notice of Change or Variation to Takeover Bid Circular | N/A |
| (v) | Issuer Bid Circular | N/A |
| (w) | Notice of Change or Variation to Issuer Bid Circular | N/A |
| (x) | Initial Acquisition Report | N/A |
| (y) | Subsequent Acquisition Reports | N/A |
| (z) | Technical Reports | N/A |

**3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

| | **Document Name or Information** | **Date Filed** |
|---|---|---|
| (a) | Exchange Filing Statement | N/A |
| (b) | Annual Report consisting of: | N/A |
| | (i) Audited annual financial statements and auditors' report thereon and | |
| | (ii) Management's Discussion and Analysis | |
| (c) | Annual Information Form (not mandatory and not filed) | N/A |
| (d) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | May 26, 2010 |
| (e) | News Releases | May 5, 2010<br>May 13, 2010<br>May 18, 2010 |
| (f) | Form 51-102F3, Material Change Report | N/A |
| (g) | Notice of Meeting and Record Dates of shareholders' meeting | N/A |
| (h) | Notice of shareholders' meeting, Proxy and Information Circular | N/A |
| (i) | Prospectus | N/A |
| (j) | Amendment to Prospectus | N/A |
| (k) | Takeover Bid Circular | N/A |
| (l) | Notice of Change or Variation to Takeover Bid Circular | N/A |

| | | |
|---|---|---|
| (m) | Issuer Bid Circular | N/A |
| (n) | Notice of Change or Variation to Issuer Bid Circular | N/A |
| (o) | Initial Acquisition Report | N/A |
| (p) | Subsequent Acquisition Reports | N/A |
| (q) | Notice of Intention to Sell by a Control Person | N/A |
| (r) | Notice of Dividends | N/A |
| (s) | Exchange Bulletins announcing certain transactions: | |
| | (i) Promotional Investor Relations and Market-Making Activities | N/A |
| | (ii) Dividend/Distribution Declaration | N/A |
| | (iii) Private Placement | N/A |
| | (iv) Warrant Amendments | N/A |
| | (v) Shares for Debt | N/A |
| | (vi) Short Form Offering | N/A |
| | (vii) Acquisitions/Dispositions | N/A |
| | (viii) Notice of Intention to Make a Normal Course Issuer Bid | N/A |
| | (ix) Name Change without Consolidation or Split | N/A |
| | (x) Name Change and Consolidation/Split | N/A |
| (t) | Listing Application | N/A |

**4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:**

| | Document Name or Information | Date Filed |
|---|---|---|
| (a) | Annual Report consisting of:<br>(i) Audited annual financial statements and auditors' report thereon and<br>(ii) Management's Discussion and Analysis | N/A |
| (b) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | May 26, 2010 |
| (c) | Notice of shareholders' meeting, Proxy and Information Circular | N/A |
| (d) | Prospectus | N/A |
| (e) | Amendment to Prospectus | N/A |
| (f) | Issuer Bid Circular | N/A |
| (g) | Notice of Change or Variation to Issuer Bid Circular | N/A |

# FORM 52-109FV2
# CERTIFICATION OF INTERIM FILINGS
# VENTURE ISSUER BASIC CERTIFICATE

I, Michael Vande Guchte, Director, President & Chief Executive Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended March 31, 2010.
2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 26, 2010

*"Michael J. Vande Guchte"*

Michael Vande Guchte
Director, President & Chief Executive Officer

**NOTE TO READER**

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RECEIVED
2010 JUN 11 P 3:18

**FORM 52-109FV2**
**CERTIFICATION OF INTERIM FILINGS**
**VENTURE ISSUER BASIC CERTIFICATE**

I, Tom R. Wilson, Chief Financial Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended March 31, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 26, 2010

*"Tom R. Wilson"*

Tom R. Wilson
Chief Financial Officer

**NOTE TO READER**

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No.: 82-35102

RECEIVED
2010 JUN 11 P 3:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE



# PARAGON MINERALS CORPORATION

INTERIM FINANCIAL STATEMENTS

For the six months ended March 31, 2010

## NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

**PARAGON MINERALS CORPORATION**
BALANCE SHEETS
*(Unaudited - Stated in Canadian Dollars)*

| | March 31, 2010 | September 30, 2009 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents (Note 3) | $ 1,013,211 | $ 390,358 |
| Amounts receivable | 68,721 | 12,667 |
| Prepaid expenses and deposits | 87,861 | 24,512 |
| | 1,169,793 | 427,537 |
| **Equipment** (Note 4) | 24,011 | 31,086 |
| **Marketable securities** (Note 5) | 174,905 | 707,225 |
| **Mineral property costs** (Note 6) | 10,250,228 | 9,619,538 |
| | $ 11,618,937 | $ 10,785,386 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | $ 302,953 | $ 49,202 |
| **Shareholders' equity** | | |
| **Accumulated comprehensive loss** | | |
| Deficit | (4,970,604) | (4,582,923) |
| Accumulated other comprehensive loss (Note 8) | (72,783) | (58,933) |
| | (5,043,387) | (4,641,856) |
| **Share capital** (Note 7) | 14,925,034 | 14,058,649 |
| **Contributed surplus** (Note 7) | 1,434,337 | 1,319,391 |
| | 11,315,984 | 10,736,184 |
| | $ 11,618,937 | $ 10,785,386 |

Nature and continuance of operations (Note 1)

**Approved by the Board of Directors:**

| *"Michael Vande Guchte"* | *"David Adamson"* |
|---|---|
| Michael Vande Guchte<br>Director | David Adamson<br>Director |

The accompanying notes are an integral part of these financial statements.

**PARAGON MINERALS CORPORATION**
STATEMENTS OF OPERATIONS AND DEFICIT
*(Unaudited - Stated in Canadian Dollars)*

| | For the three months ended March 31, | | For the Six months ended March 31, | |
|---|---|---|---|---|
| | **2010** | **2009** | **2010** | **2009** |
| **Expenses** | | | | |
| Amortization | $ 2,314 | $ 4,950 | $ 4,875 | $ 10,443 |
| Investor relations | 10,874 | 2,255 | 12,197 | 4,886 |
| Office and miscellaneous | 15,338 | 17,184 | 31,762 | 38,087 |
| Part XII.6 flow-through tax | - | 1,855 | - | 1,855 |
| Professional fees | 14,356 | 26,504 | 26,646 | 35,199 |
| Salaries and benefits | 45,498 | 45,820 | 84,770 | 172,961 |
| Stock-based compensation | 33,137 | 1,715 | 75,736 | 47,193 |
| Shareholder information | 6,289 | 6,171 | 11,085 | 9,665 |
| Transfer agent and filing fees | 8,457 | 12,295 | 15,213 | 13,119 |
| Travel and accommodation | 3,672 | 396 | 4,744 | 6,535 |
| **Loss before other items** | (139,935) | (119,145) | (267,028) | (339,943) |
| **OTHER ITEMS** | | | | |
| Interest income | 87 | 2,211 | 199 | 8,144 |
| Other income (loss) | 476 | (288) | 476 | 1,403 |
| Loss on sale of marketable securities | (86,732) | - | (121,328) | - |
| Write-off of mineral properties | - | (23,758) | - | (23,758) |
| Future income tax recovery | - | 223,319 | - | 81,386 |
| | (86,169) | 201,484 | (120,653) | 67,175 |
| **Net income (loss) for the period** | (226,104) | 82,339 | (387,681) | (272,768) |
| Deficit, beginning of the period | (4,744,500) | (3,535,081) | (4,582,923) | (3,179,974) |
| **Deficit, end of the period** | $ (4,970,604) | $ (3,452,742) | $ (4,970,604) | $ (3,452,742) |
| Basic and diluted income (loss) per common share | $ (0.01) | $ 0.00 | $ (0.01) | $ (0.01) |
| Weighted average number of common shares outstanding | 32,103,935 | 26,024,523 | 29,427,669 | 25,981,837 |

The accompanying notes are an integral part of these financial statements.

**PARAGON MINERALS CORPORATION**
STATEMENTS OF COMPREHENSIVE LOSS
*(Unaudited - Stated in Canadian Dollars)*

| | For the three months ended March 31, | | For the six months ended March 31, | |
|---|---|---|---|---|
| | **2010** | **2009** | **2010** | **2009** |
| **Net income (loss) for the period** | $ (226,104) | $ 82,339 | $ (387,681) | $ (272,768) |
| Other comprehensive loss | | | | |
| Unrealized gain (loss) on marketable securities | 89,247 | (1,200) | (13,850) | (13,657) |
| **Comprehensive income (loss) for the period** | $ (136,857) | $ 81,139 | $ (401,531) | $ (286,425) |

The accompanying notes are an integral part of these financial statements.

**PARAGON MINERALS CORPORATION**
STATEMENTS OF CASH FLOWS
*(Unaudited - Stated in Canadian Dollars)*

| | For the three months ended March 31, | | For the Six months ended March 31, | |
|---|---|---|---|---|
| | **2010** | **2009** | **2010** | **2009** |
| **OPERATING ACTIVITIES** | | | | |
| Net income (loss) for the period | $ (226,104) | $ 82,339 | $ (387,681) | $ (272,768) |
| Items not involving cash: | | | | |
| Amortization | 2,314 | 4,950 | 4,875 | 10,443 |
| Loss (gain) on sale of equipment | - | 288 | - | (153) |
| Loss on sale of marketable securities | 86,732 | - | 121,328 | - |
| Other Income | - | - | - | (1,250) |
| Stock-based compensation | 33,137 | 1,715 | 75,736 | 47,193 |
| Future income tax recovery | - | (223,319) | - | (81,386) |
| Write-off of mineral properties | - | 23,758 | - | 23,758 |
| Changes in non-cash working capital items | | | | |
| Amounts receivable | (46,376) | 112,595 | (51,438) | 193,956 |
| Prepaid expenses and deposits | 8,432 | 6,792 | (75,713) | (9,627) |
| Accounts payable and accrued liabilities | (646) | (75,580) | (5,851) | (91,146) |
| | (142,511) | (66,462) | (318,744) | (180,980) |
| **INVESTING ACTIVITIES** | | | | |
| Mineral property costs | (273,553) | (138,800) | (346,140) | (927,281) |
| Proceeds from sale of equipment | - | 1,075 | - | 3,915 |
| Proceeds from sale of marketable securities | 245,887 | - | 397,142 | - |
| | (27,666) | (137,725) | 51,002 | (923,366) |
| **FINANCING ACTIVITIES** | | | | |
| Common shares issued for cash | 200,028 | - | 1,000,028 | - |
| Share issuance costs | (57,433) | - | (109,433) | - |
| Recovery of property costs incurred | - | 1,677 | - | 26,573 |
| Property management fees received | - | 134 | - | 2,175 |
| | 142,595 | 1,811 | 890,595 | 28,748 |
| Change in cash and equivalents during the period | (27,582) | (202,376) | 622,853 | (1,075,598) |
| Cash and cash equivalents, beginning of period | 1,040,793 | 719,806 | 390,358 | 1,593,028 |
| **Cash and cash equivalents, end of period** | $ 1,013,211 | $ 517,430 | $ 1,013,211 | $ 517,430 |

**Supplemental disclosures with respect to cash flows** (Note 10)

The accompanying notes are an integral part of these financial statements.

**PARAGON MINERALS CORPORATION**
SCHEDULE OF MINERAL PROPERTY COSTS
*(Stated in Canadian Dollars)*

| | Balance, September 30, 2008 | Gross Expenditure/ (Recoveries) | Write-offs | Balance, September 30, 2009 | Gross Expenditures/ (Recoveries) | Write-offs | Balance, March 31, 2010 |
|---|---|---|---|---|---|---|---|
| **GOLD PROPERTIES** | | | | | | | |
| **JBP Linear** | | | | | | | |
| Plan of arrangement acquisition costs (1) | $ 1,625,276 | $ - | $ - | $ 1,625,276 | $ - | $ - | $ 1,625,276 |
| Option payments (2) | 33,333 | 15,525 | - | 48,858 | - | - | 48,858 |
| Exploration costs | | | | | | | |
| Geological and geochemical | 253,911 | 66,926 | - | 320,837 | 9,185 | - | 330,022 |
| Drilling | 580,230 | - | - | 580,230 | - | - | 580,230 |
| Geophysical | 96,320 | - | - | 96,320 | - | - | 96,320 |
| Travel | 2,136 | 250 | - | 2,386 | - | - | 2,386 |
| Other | 7,275 | 100 | - | 7,375 | - | - | 7,375 |
| Stock-based compensation | 94,405 | 5,758 | - | 100,163 | - | - | 100,163 |
| | 2,692,886 | 88,559 | - | 2,781,445 | 9,185 | - | 2,790,630 |
| Recoveries (3) | (366,016) | (2,604) | - | (368,620) | - | - | (368,620) |
| Project management fees | (34,114) | (386) | - | (34,500) | - | - | (34,500) |
| Option payments received | (6,250) | - | - | (6,250) | - | - | (6,250) |
| | 2,286,506 | 85,569 | - | 2,372,075 | 9,185 | - | 2,381,260 |
| **Golden Promise JV** | | | | | | | |
| Plan of arrangement acquisition costs (1) | 374,829 | - | - | 374,829 | - | - | 374,829 |
| Option payments (2) | 55,000 | - | - | 55,000 | - | - | 55,000 |
| Exploration costs | | | | | | | |
| Geological and geochemical | 55,827 | 12,062 | - | 67,889 | - | - | 67,889 |
| Drilling | 707,451 | - | - | 707,451 | - | - | 707,451 |
| Travel | 8,789 | - | - | 8,789 | - | - | 8,789 |
| Other | 24,775 | - | - | 24,775 | - | - | 24,775 |
| Stock-based compensation | 56,364 | 1,260 | - | 57,624 | - | - | 57,624 |
| | 1,283,035 | 13,322 | - | 1,296,357 | - | - | 1,296,357 |
| Recoveries (3) | (848,689) | (10,755) | - | (859,444) | - | - | (859,444) |
| Project management fees | (52,377) | (542) | - | (52,919) | - | - | (52,919) |
| Option payments received | (60,400) | (323,594) | - | (383,994) | - | - | (383,994) |
| | 321,569 | (321,569) | - | - | - | - | - |
| **Gold Star Property** | | | | | | | |
| Option payments (2) | - | - | - | - | 25,000 | - | 25,000 |
| Exploration costs | | | | | | | |
| Geological and geochemical | - | - | - | - | 12,738 | - | 12,738 |
| Travel | - | - | - | - | 713 | - | 713 |
| Other | - | - | - | - | 10,060 | - | 10,060 |
| | - | - | - | - | 48,511 | - | 48,511 |

*-Continued-*

The accompanying notes are an integral part of these financial statements.

**PARAGON MINERALS CORPORATION**
SCHEDULE OF MINERAL PROPERTY COSTS (continued)
*(Stated in Canadian Dollars)*

| | Balance, September 30, 2008 | Gross Expenditure/ (Recoveries) | Write-offs | Balance, September 30, 2009 | Gross Expenditures/ (Recoveries) | Write-offs | Balance, March 31, 2010 |
|---|---|---|---|---|---|---|---|
| **GOLD PROPERTIES** (cont'd...) | | | | | | | |
| **Other Gold Properties** | | | | | | | |
| Plan of arrangement acquisition costs (1) | $ 1,556,739 | $ - | $ (809,040) | $ 747,699 | $ - | $ - | $ 747,699 |
| Option payments (2) | 366,576 | - | (192,677) | 173,899 | - | - | 173,899 |
| Exploration costs | | | | | | | |
| Geological and geochemical | 317,447 | 106,127 | (165,569) | 258,005 | 8,074 | - | 266,079 |
| Drilling | 709,656 | 2,529 | (4,598) | 707,587 | - | - | 707,587 |
| Geophysical | 435 | - | - | 435 | - | - | 435 |
| Travel | 6,655 | 1,551 | (328) | 7,878 | - | - | 7,878 |
| Other | 14,932 | 2,917 | (150) | 17,699 | 420 | - | 18,119 |
| Stock-based compensation | 74,784 | 4,480 | (4,589) | 74,675 | - | - | 74,675 |
| | 3,047,224 | 117,604 | (1,176,951) | 1,987,877 | 8,494 | - | 1,996,371 |
| Recoveries (3) | (986,717) | (18,341) | - | (1,005,058) | - | - | (1,005,058) |
| Project management fees | (60,404) | (1,248) | - | (61,652) | - | - | (61,652) |
| Option payments received | (21,250) | (25,400) | 6,250 | (40,400) | (10,000) | - | (40,400) |
| | 1,978,853 | 72,615 | (1,170,701) | 880,767 | (1,506) | - | 879,261 |
| **BASE METAL PROPERTIES** | | | | | | | |
| **South Tally Pond** | | | | | | | |
| Plan of arrangement acquisition costs (1) | 206,558 | - | (95,611) | 110,947 | - | - | 110,947 |
| Option payments (2) | 518,500 | - | (150) | 518,350 | - | - | 518,350 |
| Exploration costs | | | | | | | |
| Geological and geochemical | 613,756 | 231,166 | (34,949) | 809,973 | 25,704 | - | 835,677 |
| Drilling | 1,542,014 | 335,292 | (1,767) | 1,875,539 | 406,319 | - | 2,281,858 |
| Geophysical | 496,284 | 9,925 | (86,507) | 419,702 | 62,525 | - | 482,227 |
| Travel | 7,117 | 4,464 | (887) | 10,694 | - | - | 10,694 |
| Other | 6,872 | 12,450 | (1,625) | 17,697 | 4,525 | - | 22,222 |
| Stock-based compensation | 143,774 | 36,450 | - | 180,224 | - | - | 180,224 |
| | 3,534,875 | 629,747 | (221,496) | 3,943,126 | 499,073 | - | 4,442,199 |
| Recoveries (3) | (37,779) | - | - | (37,779) | - | - | (37,779) |
| | 3,497,096 | 629,747 | (221,496) | 3,905,347 | 499,073 | - | 4,404,420 |

*-Continued-*

The accompanying notes are an integral part of these financial statements.

**PARAGON MINERALS CORPORATION**

SCHEDULE OF MINERAL PROPERTY COSTS (continued)

*(Stated in Canadian Dollars)*

| | Balance, September 30, 2008 | Gross Expenditures /(Recoveries) | Write-offs | Balance, September 30, 2009 | Gross Expenditures/ (Recoveries) | Write-offs | Balance, March 31, 2010 |
|---|---|---|---|---|---|---|---|
| **BASE METAL PROPERTIES (cont'd...)** | | | | | | | |
| **Lake Douglas** | | | | | | | |
| Plan of arrangement acquisition costs (1) | $ 267,720 | $ - | $ - | $ 267,720 | $ - | $ - | $ 267,720 |
| Option payments | 214,000 | 29,500 | - | 243,500 | 65,000 | - | 308,500 |
| Exploration costs | | | | | | | |
| Geological and geochemical | 386,706 | 21,743 | - | 408,449 | 9,425 | - | 417,874 |
| Drilling | 322,390 | - | - | 322,390 | - | - | 322,390 |
| Geophysical | 193,281 | - | - | 193,281 | - | - | 193,281 |
| Travel | 1,593 | 956 | - | 2,549 | - | - | 2,549 |
| Other | 750 | - | - | 750 | - | - | 750 |
| Stock-based compensation | 111,026 | 3,546 | - | 114,572 | - | - | 114,572 |
| | 1,497,466 | 55,745 | - | 1,553,211 | 74,425 | - | 1,627,636 |
| Recoveries (3) | (141,773) | - | - | (141,773) | - | - | (141,773) |
| | 1,355,693 | 55,745 | - | 1,411,438 | 74,425 | - | 1,485,863 |
| **Other Base Metal properties** | | | | | | | |
| Plan of arrangement acquisition costs (1) | 905,059 | - | - | 905,059 | - | - | 905,059 |
| Option payments (2) | 19,520 | 200 | - | 19,720 | - | - | 19,720 |
| Exploration costs | | | | | | | |
| Geological and geochemical | 39,437 | 72,626 | (47,352) | 64,711 | 2,138 | - | 66,849 |
| Drilling | 3,538 | 76 | - | 3,614 | 1,165 | - | 4,779 |
| Geophysical | 83,229 | - | (2,030) | 81,199 | - | - | 81,199 |
| Travel | 574 | 540 | (540) | 574 | - | - | 574 |
| Other | 23,495 | - | (3,500) | 19,995 | - | - | 19,995 |
| Stock-based compensation | 6,754 | 1,498 | - | 8,252 | - | - | 8,252 |
| | 1,081,606 | 74,940 | (53,422) | 1,103,124 | 3,303 | - | 1,106,427 |
| Recoveries (3) | (20,448) | (24,663) | - | (45,111) | (2,301) | - | (47,412) |
| Project management fees | (8,102) | - | - | (8,102) | - | - | (8,102) |
| | 1,053,056 | 50,277 | (53,422) | 1,049,911 | 1,002 | - | 1,050,913 |
| | $ 10,492,773 | $ 572,384 | $(1,445,619) | $ 9,619,538 | $ 630,690 | $ - | $ 10,250,228 |

1. Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.
2. Option payments include cash and share payments made pursuant to various property agreements.
3. Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.

The accompanying notes are an integral part of these financial statements.

*(Unaudited - Stated in Canadian Dollars)*

## 1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

Pursuant to the Rubicon Plan of Arrangement, the Company received all of Rubicon's Newfoundland mineral properties and Newfoundland office equipment in exchange for 12,801,768 common shares of the Company, which were distributed to the Rubicon shareholders of record at that time. The Company also accepted the obligation to issue shares upon the exercise of stock options and warrants issued under the Plan of Arrangement. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $4,970,604 at March 31, 2010. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses. The financial statements do not include any adjustments to the recoverability and classification of reduced asset amounts and classification of liabilities that might be necessary should the Company be unable to continue operations. These adjustments could be material.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of presentation**

These unaudited interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Certain information and disclosure normally required to be included in notes to annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2009 together with the notes thereto. The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2009 except as disclosed in below.

**Comparative figures**

Certain comparative figures have been reclassified to conform to the current year's presentation.

**New accounting policies adopted**

*Financial instruments - disclosures*

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures effective for fiscal years ending after September 30, 2009. Enhanced fair value measurements entail a three-level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. The amendment clarifies that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset. Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages

*(Unaudited - Stated in Canadian Dollars)*

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

liquidity risk. The Company has included the disclosure recommended by the new handbook sections in Note 12 to these financial statements.

**Future accounting changes**

*Convergence to international Financial Reporting Standards ("IFRS")*

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of October 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended September 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company's IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company's consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

*Business Combinations, Non-controlling Interest and Consolidated Financial Statements*

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations, and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

## 3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consists of the following:

| | | March 31, 2010 | | September 30, 2009 |
|---|---|---|---|---|
| Cash held in treasury accounts | $ | 1,013,211 | $ | 120,367 |
| Bankers acceptances with under 3 month maturity | | - | | 269,991 |
| | $ | 1,013,211 | $ | 390,358 |

*(Unaudited - Stated in Canadian Dollars)*

## 4. EQUIPMENT

The Company's equipment at the end of the period is summarized as follows:

| | | **March 31, 2010** | | **September 30, 2009** |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value | Net Book Value |
| Furniture and office equipment | $ 5,186 | $ 1,868 | $ 3,318 | $ 3,687 |
| Computer equipment | 55,815 | 39,828 | 15,987 | 18,807 |
| Software | 23,102 | 18,396 | 4,706 | 8,592 |
| | $ 84,103 | $ 60,092 | $ 24,011 | $ 31,086 |

## 5. MARKETABLE SECURITIES

The Company's marketable securities at the end of the period are summarized as follows:

| | March 31, 2010 | | September 30, 2009 | |
|---|---|---|---|---|
| | Fair Value | Cost | Fair Value | Cost |
| Common shares in public companies | $ 174,905 | $ 247,688 | $ 707,225 | $ 766,158 |

The fair values of marketable securities have been determined from the quoted market value of the shares on the exchange where they are listed, as of the end of the period. A change in market value of its marketable securities is included as a component of other comprehensive loss.

## 6. MINERAL PROPERTIES

With the exception of the following properties, there were no changes in the principal property interests of the Company during the 3 month period ended March 31, 2010

**Gold Star Property**

On November 9, 2009, the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in northwestern Ontario. To earn its interest, the Company is required to make cash payments of $95,000 ($25,000 paid) and issue 200,000 common shares of the Company (40,000 shares subsequently issued) to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by the Company at any time for $750,000. The transaction was subsequently approved by the TSX Venture Exchange on April 13, 2010.

**Huxter Lane Option Agreement (Huxter Lane property) – Golden Dory Resources Corp.**

The Company received a second option payment ($10,000 and 75,000 shares) from Golden Dory for the Huxter Lane property option. The Company entered into an option agreement with Golden Dory on February 17, 2009, whereby Golden Dory may earn a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period ($250,000 firm commitment in the first year - completed) and by making cash payments of $50,000 ($15,000 received) and issuing 350,000 shares (125,000 shares received) to the Company.

*(Unaudited - Stated in Canadian Dollars)*

## 6. MINERAL PROPERTIES *(continued)*

**Lake Douglas Property**

In January 2010, the Company made a $50,000 cash option payment and a 100,000 share option payment for the Lake Douglas property option. The Company has an option to earn a 100% interest in the Lake Douglas property by issuing 600,000 common shares (300,000 shares issued) and paying $350,000 cash ($200,000 paid) by January 2012. The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $1,000,000 and retains a right of first refusal on the remaining 1% NSR royalty.

## 7. SHARE CAPITAL

| | Number of Shares | Amount | Contributed Surplus |
|---|---|---|---|
| Authorized | | | |
| Unlimited number of common shares without par value | | | |
| Issued | | | |
| Balance, September 30, 2008 | 25,940,079 | $ 14,054,149 | $ 1,214,529 |
| Acquisition of mineral properties | 100,000 | 4,500 | - |
| Stock-based compensation - operations | - | - | 51,870 |
| Stock-based compensation - properties | - | - | 52,992 |
| Balance, September 30, 2009 | 26,040,079 | 14,058,649 | 1,319,391 |
| Flow-through private placements | 5,333,330 | 800,000 | - |
| Non-flow-through private placements | 1,428,772 | 200,028 | - |
| Acquisition of mineral properties | 100,000 | 15,000 | - |
| Share issuance costs | - | (148,643) | 39,210 |
| Stock-based compensation - operations | - | - | 75,736 |
| Balance, March 31, 2010 | 32,902,181 | $ 14,925,034 | $ 1,434,337 |

**Share issuance**

During the six months ended March 31, 2010, the Company:

a) C ompleted a non-brokered private placement of 5,333,330 flow-through units at a price of $0.15 per unit for gross proceeds of $800,000. Each flow-through unit is comprised of one flow-through common share and one half of one share purchase warrant; each full share purchase warrant entitles the holder to acquire one additional non-flow-through share at a price of $0.23 on or before December 18, 2010 and at a price of $0.29 until December 18, 2011. The Company paid a finder's fee of $32,500 and issued 433,333 agent's options. Each agent's option is exercisable at a price of $0.15, to acquire one non flow-through common share of the Company and one-half of one share purchase warrant, each full warrant having the same terms as the warrants issued under the private placement. The agent's options were valued at $39,210 using the Black-Scholes option pricing model (assuming a risk-free interest rate of 1.30%, an expected life of 2 year, annualized volatility of 118.53% and a dividend rate of 0%).

b) Completed a non-brokered private placement of 1,428,772 units at a price of $0.14 per unit for gross proceeds of $200,028. Each unit is comprised of one common share and one share purchase warrant; each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.19 on or before February 17, 2011 and at a price of $0.24 until February 17, 2012.

*(Unaudited - Stated in Canadian Dollars)*

## 7. SHARE CAPITAL *(continued)*

c) I ssued 100,000 common shares pursuant to Lake Douglas mineral property agreement with a total value of $15,000. During the year ended September 30, 2009, the Company issued 100,000 common shares pursuant to Lake Douglas mineral property agreement with a total value of $4,500.

**Stock Options**

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

Stock option transactions are summarized as follows:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Balance, September 30, 2008 | 2,618,847 | $ 0.60 |
| Expired/cancelled | (777,915) | 0.46 |
| Balance, September 30, 2009 | 1,840,932 | 0.64 |
| Options granted | 1,310,000 | 0.15 |
| Expired/cancelled | (337,600) | 0.61 |
| Balance, March 31, 2010 | 2,813,332 | $ 0.41 |
| Exercisable at March 31, 2010 | 1,830,832 | $ 0.56 |
| Weighted average fair value of options granted during the period | | $0.11 (2009 - $nil) |

As at March 31, 2010, the following stock options were outstanding:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 16,666 | $ 0.38 | September 1, 2010 |
| 25,000 | 0.42 | September 12, 2010 |
| 33,333 | 0.49 | December 14, 2010 |
| 945,000 | 0.70 | March 1, 2012 |
| 405,000 | 0.61 | February 5, 2013 |
| 75,000 | 0.30 | June 3, 2013 |
| 3,333 | 0.67 | October 20, 2013 |
| 1,250,000 | 0.16 | December 30, 2014 |
| 60,000 | 0.12 | February 1, 2015 |
| 2,813,332 | | |

*(Unaudited - Stated in Canadian Dollars)*

## 7. SHARE CAPITAL *(continued)*

As at March 31, 2010 the following agent's options were outstanding:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 433,333 | 0.15 | December 18, 2011 |

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

| | Six Months Ended March 31, 2010 | Six Months Ended March 31, 2009 |
|---|---|---|
| Risk-free interest rate | 1.87% | n/a |
| Expected life | 3 years | n/a |
| Expected volatility | 119.79% | n/a |
| Expected dividend yield | 0% | n/a |

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

**Warrants**

Warrant transactions are summarized as follows:

| | Number of Options | | Weighted Average Exercise Price |
|---|---|---|---|
| Balance, September 30, 2008 | 3,874,607 | $ | 1.01 |
| Expired | (3,179,000) | | 1.00 |
| Balance, September 30, 2009 | 695,607 | | 1.05 |
| Warrants granted | 4,095,435 | | 0.22 |
| Warrants expired | (695,607) | | 1.05 |
| Balance, March 31, 2010 | 4,095,435 | $ | 0.22 |
| Exercisable at March 31, 2010 | 4,095,435 | $ | 0.22 |

The following warrants to acquire common shares were outstanding at March 31, 2010:

| Number of Warrants | | Exercise Price | Expiry Date |
|---|---|---|---|
| 2,666,663 | $ | 0.23 | December 18, 2011 |
| 1,428,772 | | 0.19 | February 17, 2012 |
| 4,095,435 | | | |

*(Unaudited - Stated in Canadian Dollars)*

## 8. ACCUMULATED OTHER COMPREHENSIVE LOSS

| | | March 31, 2010 | | September 30, 2009 |
|---|---|---|---|---|
| Accumulated other comprehensive loss, beginning of year | $ | (58,933) | $ | (116,232) |
| Other comprehensive income (loss) | | (13,850) | | 57,299 |
| Accumulated other comprehensive loss, end of period | $ | (72,783) | $ | (58,933) |

## 9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the six month periods ended March 31, 2010 and 2009 as follows:

a) Paid or accrued $9,000 (2008 - $11,000) for accounting services to a company controlled by an officer of the Company.

These transactions with related parties were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

## 10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

| | | 2010 | | 2009 |
|---|---|---|---|---|
| Cash paid for income taxes during the period | $ | - | $ | - |
| Cash paid for interest during the period | $ | - | $ | - |

Significant non-cash transactions during the six month period ended March 31, 2010 included:

a) The Company issued 433,333 agent's options with a value of $39,210 as finder's fee for a private placement.
b) The Company issued 100,000 common shares pursuant to Lake Douglas mineral property agreement with a total value of $15,000.
c) Included in mineral property costs are $11,513 related to accounts receivable.
d) Included in mineral property costs are $260,213 related to accounts payable and accrued liabilities.

Significant non-cash transactions during the six month period ended March 31, 2009 included:

a) The Company issued 100,000 common shares pursuant to Lake Douglas mineral property agreement with a total value of $4,500
b) Included in mineral property costs are $70,246 related to accounts receivable.
c) Included in mineral property costs are $2,039 related to accounts payable and accrued liabilities.

## 11. CAPITAL MANAGEMENT

The Company's objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital. The Company considers its cash and short term investments to be its manageable capital. The Company's policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

## 11. CAPITAL MANAGEMENT *(continued)*

Excess cash investments are restricted to bankers' acceptances of major Canadian banks or instruments of equivalent or better quality. No investments in asset-backed commercial paper are permitted.

The Company currently has no externally-imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments entered into pursuant to flow-through share purchase agreements.

## 12. FINANCIAL INSTRUMENTS

The Company's financial instruments are exposed to the following risks:

*Credit Risk*

The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $1,013,211 at March 31, 2010. As the Company's policy is to limit cash holdings and near cash investments to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at March 31, 2010, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $13,823. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. The remaining amounts receivable is GST receivable of $54,898 due from the Canadian government, which is not a financial instrument.

*Liquidity Risk*

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

*Market risk*

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

a) *Interest Rate Risk*

The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income. The interest rate risks on cash equivalent and temporary investments are not considered significant.

b) *Foreign Exchange Risk*

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

*Sensitivity analysis*

The Company classified its cash and cash equivalent as held for trading, marketable securities as available-for-sale, accounts receivables as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

## 12. FINANCIAL INSTRUMENTS *(continued)*

The carrying values of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the relatively short period to maturity of these financial instruments. The fair value of marketable securities represents the market value of quoted investments.

Based on management's knowledge and experience of the financial markets, management does not believe that the Company's current financial instruments will be affected by credit risk, liquidity risk or market risk.

**Fair Value**

CICA Handbook Section 3862 "Financial Instruments – disclosures" establishes a fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash and cash equivalent | $ 1,013,211 | $ - | $ - | $ 1,013,211 |
| Marketable securities | $ 174,905 | $ - | $ - | $ 174,905 |
| Total | $ 1,188,116 | $ - | $ - | $ 1,188,116 |

Exemption No.: 82-35102





# PARAGON MINERALS CORPORATION

## MANAGEMENT DISCUSSION & ANALYSIS

## SIX MONTHS ENDED MARCH 31, 2010

Suite 1500 – 701 West Georgia Street, Vancouver BC V7Y 1C6
Tel: 604.629.2353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

## INTRODUCTION

The following Management Discussion and Analysis ("MD&A") of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated May 20, 2010, should be read in conjunction with the unaudited interim financial statements for the six month period ended March 31, 2010, the annual audited financial statements and the related annual MD&A for the year ended September 30, 2009. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated. This Management's Discussion and Analysis contains "forward-looking statements" that are subject to risk factors set out in the cautionary statement below.

The Company's head office and principal business address is Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6. The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec; and is listed on the TSX Venture Exchange under the symbol "PGR".

Statements in this MD&A that are forward-looking statements (see "Forward Looking Statements") are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors". Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement other than as required pursuant to applicable securities law.

## OVERVIEW

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of mineral properties in eastern Canada. The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement carried out by Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and NYSE Amex. For additional details on the Plan of Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

As a result of the Arrangement, the Company holds a portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of Company-funded exploration and partner-funded exploration. The Company has not earned any significant revenues to date and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable.

The impact of the recent global economic crisis on the Company includes a significantly more difficult market in which to raise equity capital, a reduction in the market value of its assets, and a more challenging market in which to attract and maintain joint venture exploration partners. In order to conserve its cash, the Company significantly reduced its staff and operating expenditures in 2009, as well as reduced its company-funded field exploration activities.

In December 2009, the Company completed a non-brokered private placement of 5,333,330 flow-through units at a price of $0.15 per unit for gross proceeds of $800,000. In February 2010, the Company completed a non-brokered private placement of 1,428,772 non-flow-through units at a price of $0.14 per unit for gross proceeds of $200,028. The Company's priority in 2010 will be advance its core projects, maintain its current partners and secure additional partners on appropriate projects, continue to evaluate new opportunities for the Company, and secure new financings for future exploration programs and operating costs.

During the six month period ended March 31, 2010, the Company incurred a net loss of $387,681. During the period, the Company spent $346,140 on mineral property acquisition and exploration.

The Company has four exploration partners funding exploration work on six of its properties. This includes a joint venture agreement with Crosshair Exploration & Mining Ltd. ("Crosshair") who have a 60% interest (Paragon 40%) in the Golden Promise, South Golden Promise and Victoria Lake projects. The Company also has option agreements with Golden Dory Resources Corp. ("Golden Dory") on its Huxter Lane project, Metals Creek Resources Corp ("Metals Creek") on its Long Pond project and GFE Capital Corp ("GFE Capital") on its Winterhill project, whereby these companies can earn a majority interest into the Company's 100%-owned properties.

## MINERAL PROPERTIES

As of March 31, 2010, the Company held seven gold properties and four base metal properties in the province of Newfoundland & Labrador and a newly acquired gold project in the province of Ontario. Six of the properties in Newfoundland (four gold and two base metal properties) are under option to partners or subject to joint venture agreements with partners.

During the six months ended March 31, 2010, the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in northwestern Ontario. To earn its interest, the Company is required to make cash payments of $95,000 ($25,000 paid) and issue 200,000 common shares of the Company (40,000 shares subsequently issued) to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by the Company at any time for $750,000. The transaction was subsequently approved by the TSX Venture Exchange on April 13, 2010.

## EXPLORATION UPDATE

During the quarter ended March 31, 2010 exploration consisted of Company-funded diamond drilling at its 100%-owned South Tally Pond Project (10 holes, 3,489 metres), diamond drilling by Crosshair on the Golden Promise JV Project (26 holes, 5,089 metres) and a National Instrument 43-101 resource estimate was completed by Golden Dory on the Huxter Lane JV Project. Results and highlights from the work are summarized below with additional project information available on the Company website.

### Base Metal Projects

***South Tally Pond Project***

The South Tally Pond Project is located 35 kilometres south of the community of Millertown in central Newfoundland. The project consists of five, contiguous 100%-owned properties including the Harpoon property, Gills Pond property, Higher Levels property, South Tally Pond property and the South Tally Pond Extension property. The South Tally Pond property is under option from Altius Resources Inc., whereby the Company can earn a 100% interest in this property by making share payments to the vendors. The properties are situated in the same volcanic belt and have strong similarities to the rocks that host Teck Resources Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The Company has a significant land position covering approximately 21,400 hectares immediately southwest of the Duck Pond Mine.

In October, 2007, the Company made a significant base metal discovery at the Lemarchant Prospect, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected by drilling over 14.6 metres. The Lemarchant area is underlain by north-northwest striking sequence of bimodal submarine volcanic rocks (rhyolites and basalts) of the Tally Pond volcanic belt. The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks. The host rock to the polymetallic sulphide mineralization are moderate to intensely altered, proximal felsic volcanic rocks consisting of rhyolite breccias, massive flows and lesser tuffaceous felsic rocks. The footwall to the semi-massive and massive sulphide mineralization is characterized by a well developed base-metal stringer system, barium enrichment, and moderate to intense quartz-sericite-chlorite to quartz-chlorite alteration.

During the quarter ending March 31, 2010, the Company completed 10 diamond drillholes (3,489 metres; LM10-41 to 48 and extensions to LM93-11 and LM08-24) and surveyed 11 drillholes (4,915 metres) with Pulse EM ("PEM") geophysics. The winter drill program focused on the Lemarchant massive sulphide discovery and included four infill drillholes on sections 102+50N and 103+50N and drill testing of the borehole PEM conductors to the north (section 105N to 106N) and south (section 100N) of previously drilled massive sulphides. Program highlights include:

- Infill drill hole LM10-43 intersected 30.10 metres of 9.30% zinc, 2.28% lead, 0.91% copper, 60.37 g/t silver and 1.41 g/t gold (core length) including 17.05 metres of 14.80% zinc, 3.56% lead, 1.40% copper, 80.90 g/t silver, 1.35 g/t gold.
- Down-hole geophysics outlined a strong off-hole conductor extending 200-300 metres north of previously completed drillhole LM08-19 (North Target area). Drilling intersected 6.0 metres of 6.60% zinc, 0.68% lead,

0.61% copper, 28.38 g/t silver and 0.46 g/t gold (core length) including 1.1 metres of massive sulphide of 30.54% zinc, 2.94% lead, 1.50% copper, 88.9 g/t silver and 0.72 g/t gold .

- Intense hydrothermal alteration and proximal felsic volcanic rocks (rhyolite) intersected by drilling to date indicate a large, VMS mineralizing environment outlined over a 500-metre strike length.
- The Lemarchant massive sulphide mineralization remains open for expansion within the area of current drilling and along strike to the north and south.

The 2010 winter drilling and geophysics program resulted in the discovery of the thickest and highest-grade polymetallic sulphide mineralization intersected to date at the Lemarchant prospect (drillhole LM10-43). The thick, mineralized interval demonstrates that significant thickening of the sulphide mineralization is possible between the wide-spaced drilling at Lemarchant, and additional infill drilling is required. The drill program also intersected a new zone of massive sulphide mineralization in the North Target Area. The new mineralized zone is associated with a strong PEM conductor and hosted within a thick, untested section of highly altered felsic volcanic rocks. Drilling results are summarized below.

Infill drilling - Four drillholes on section 102+50N (1 drillhole) and 103+50N (3 drillholes) provided 50-metre infill drillholes between previously completed 100-metre spaced drillholes. Drillhole LM10-43 (section 102+50N) intersected significant semi-massive to massive sulphide mineralization over 30.10 metres grading 9.30% zinc, 2.28% lead, 0.91% copper, 60.37 g/t silver and 1.41 g/t gold. The mineralization is hosted in a thick barite-rich felsic volcanic sequence and includes a higher grade interval of 17.05 metres of higher grade massive sulphide grading 14.80% zinc, 3.56% lead, 1.40% copper, 80.90 g/t silver and 1.35 g/t gold. The massive sulphide mineralization is underlain by intensely chlorite-silica altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over a 16-metre thickness.

Infill drilling on section 103+50N (3 holes) appears to have been disrupted by steeply dipping, north-south trending fault zones. Drilling intersected up to 54 metre intervals of moderate to strong strongly chlorite-silica altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite. The projected mineralized zones appear to have been cut-off by a fault structure located along or near the overlying pyritic mudstone horizon. The most easterly drillhole intersected mainly mafic volcanic rocks and lesser-mineralized felsic volcanic rocks with extensive quartz-carbonate veining (late structural related?) over large sections.

North Target Area - Four drillholes (1,615 metres) targeted the new PEM conductor interpreted to extend 200-300 metres north of previously completed drillhole LM08-19 (Section 104+50N). The four drillholes, spaced 50 metres apart, intersected altered and mineralized felsic volcanic rocks below the mafic volcanic hanging wall rocks (basalt) at vertical depths of 240 to 325 metres below surface.

Extending drillhole LM08-24 (Section 105+00N) intersected significant stringer to massive sulphide mineralization at 432 metres with 6.0 metres grading 6.60% zinc, 0.68% lead, 0.61% copper, 28.38 g/t silver and 0.46 g/t gold including 1.1 metres of massive sulphides grading 30.54% zinc, 2.94% lead, 1.50% copper, 88.9 g/t silver, 0.72 g/t gold (estimated true thickness is 70% of core length). The mineralized zone is located below a pyritic mudstone horizon and is underlain by intensely chlorite-silica altered felsic volcanic rocks containing stringer to disseminated sulphides including pyrite, sphalerite (zinc sulphide) and chalcopyrite (copper sulphide) over an 11-metre thickness. The mineralization coincides with the down-hole PEM conductor.

The three other drillholes intersected similar stratigraphy with thick sections of moderate to strongly silica-chlorite altered felsic volcanic rocks containing stringer to disseminated sulphides including pyrite, sphalerite and chalcopyrite and local massive to semi-massive pyrite zones over 2-metre drilled thicknesses. The altered volcanic stratigraphy contains local pyritic mudstone horizons and is cut by altered mafic intrusive units that may have displaced any significant massive sulphide accumulations.

South Target Area - Two drillholes (548 metres) tested the up-dip continuation of massive sulphide mineralization intersected in drillhole LM07-13 (LM10-46) and a strong off-hole PEM conductor modeled to the south of LM07-13 (LM10-47). Both drillholes intersected moderate to intensely altered and mineralized felsic volcanic rocks below the mafic volcanic hanging wall rocks indicating the continuation of the Lemarchant footwall alteration system to the south. Significant assays include 8.4 metres grading 4.30% zinc, 0.16% lead, 0.30% copper, 36.3 g/t silver, 0.38 g/t gold associated with semi-massive sulphides and stringer sulphides intersected in LM10-46 (core length, estimated near true thickness).

***Lake Douglas Project***

The Lake Douglas project is subject to an option agreement, whereby the Company can earn a 100% interest in the project by making cash and share payments to the vendors. During the quarter ending March 31, 2010, the Company completed a comprehensive review of airborne geophysical targets. A total of 9 priority conductors were analyzed by a geophysical consultant and ranked in order of priority. Five individual conductors along the Lake Douglas East Prospect were ranked as the highest priority targets, along with conductors at the Flexure Prospect and LOTW Prospect. Each identified priority conductor is associated with altered felsic volcanic bedrock and soil geochemical anomalies. None of the targets have been tested by drilling.

**Other Base Metal Projects**

***Winterhill JV Project***

The 100% Company-owned Winterhill project, located in south-central Newfoundland, is subject to subject to an option agreement with GFE Capital, whereby GFE Capital may earn up to a 70% interest in the Winterhill property by funding $700,000 in exploration expenditures over a four year period. No field work was completed during the six month period ended March 31, 2010. The Company and GFE Capital began a 500 metre drill program in mid-May 12, 2010. The work is being funded by GFE Capital and the Company is the operator during the earn-in period.

***Victoria Lake JV Project***

The Victoria Lake JV project is located 60 kilometres southwest of the town of Buchans, NL. Crosshair has earned a 60% interest in the property (Paragon - 40%) and the property is subsequently subject to joint venture terms. No further work was completed on the Victoria Lake JV project during the six month period ended March 31, 2010. Exploration plans for the project are being discussed by Crosshair and the Company.

**Gold Projects**

***JBP Linear Project***

The Company owns a 100% interest in the JBP Linear property which is subject to annual Advanced Royalty Payments of $15,000. No field exploration work was completed on the project during the six month period ended March 31, 2010. Exploration work including geophysics, basal till samples and diamond drilling is being considered for 2010.

***Golden Promise JV Project***

The Golden Promise JV Project, located in central Newfoundland, is subject to a Joint Venture Agreement with Crosshair Exploration and Mining Corp., where Crosshair holds a 60% interest in the property (Paragon – 40%). As part of the Joint Venture agreement, Crosshair is required to fund the first $2.0 million in exploration by May 2013. Crosshair can acquire an additional 10% interest (to 70%) by funding a further $1.0 million in exploration by May 2015.

During and subsequent to the quarter-ended March 31, 2010, Crosshair-funded and completed a 36 hole (7,220 metres) diamond drill program on the Jaclyn Main Deposit and the Jaclyn North Zone. Highlights of the drilling include:

- Near surface vein zone continuity demonstrated in the central portion of the Jaclyn Main Deposit with high-grade gold assays up to 129.1 grams per tonne (g/t) gold (3.76 oz/ton) over 0.3 metres;
- Jaclyn Main Deposit extended 150 metres east of the current NI43-101compliant resource estimate with significant assays including 19.9 g/t gold over 1.60 metres;
- Jaclyn North Zone extended 200 metres east - extends strike-length to 450 metres on wide-spaced drilling.

Jaclyn Main Deposit

Twelve shallow infill drillholes (641.1 metres, all NQ-size drillholes) were completed at approximately 25-metre spacing over a 300-metre strike length in the central portion of the Jaclyn Main Deposit. Each drillhole intersected the gold-bearing vein zone over widths of 0.16 to 8.45 metres, with ten of the twelve drillholes containing visible gold (3 to 86 gold grains). Assay highlights include up to 129.1 g/t gold over 0.3 metres.

The infill drilling has demonstrated the quartz-vein zone continuity in the upper portion of the Jaclyn Main Deposit and the variable nature of the gold grade between drillholes. Two of the infill drillholes (GP10-116 and GP10-117) intersected the quartz vein zone within 10 metres of two, previously completed, larger diameter (HQ) drillholes (GP02-01 and GP02-05). Comparison of the assay results between the two infill drillholes and the two larger diameter drillholes provides evidence that the larger sample size yields a higher assay grade.

Drill core samples from the 12 infill drillholes and from 6 previously completed drillholes (GP02-01, 05, 06, 11, 17 and GP03-24) have been submitted to SGS Lakefield Research Limited for preliminary metallurgical testing including gravity separation, flotation and determination of the cyanide leaching characteristics. Metallurgical results are pending.

Fifteen drillholes (4,577 metres) were completed on the eastern extension of the Jaclyn Main Deposit. The drilling has extended the gold-bearing quartz vein zone 150 metres to the east of the currently defined NI43-101 compliant resource. Significant assays from the drilling include 19.9 g/t gold over 1.6 metres (GP10-121) and 5.77 g/t Au gold over 1.15 metres (GP10-131). The Jaclyn Main Deposit now extends over a 950-metre strike length and to a depth of 415 metres (GP10-130). The gold-bearing vein zone remains open along strike and to depth.

Three drillholes (702 metres) tested the down-dip extension of the Jaclyn Main Deposit in the west-central portion of the vein zone at vertical depths ranging from 150-210 metres. Three of the drillholes intersected the gold-bearing quartz vein zone with assays of 2.52 g/t gold over 0.54 metres (GP10-122) in the lower most drillhole. The vein zone remains open to depth.

Jaclyn North Zone

Three drillholes (645 metres) tested the eastern strike and down-dip potential of Jaclyn North Zone; a parallel gold-bearing quartz vein zone located 500 metres north of the Jaclyn Main Deposit. The drilling extended the zone a further 200 metres to the east and to a depth of 175 metres on wide spaced drilling. Each drillhole intersected gold-bearing quartz veins with assays of 6.19 g/t over 0.35 metres (GP10-103) and 4.68 g/t over 0.3 metres (GP10-99).

On completion of the drill program and further review of the exploration data and metallurgical results, Crosshair and the Company plan to conduct a surface bulk sampling program. The bulk sample is aimed at providing a more representative gold grade, testing structural and grade continuity and mining/milling characteristics for the Jaclyn Main Deposit.

***Gold Star Project***

The Gold Star project is subject to an option agreement, whereby the Company can earn a 100% interest in the property by making cash and share payments to the vendor. The property consists of 29 claims (323 units) and is located in the Archean-aged Sturgeon Lake Gold Belt near the community of Savant Lake, Ontario approximately 230 kilometres northwest of Thunder Bay, Ontario, Canada. The transaction was approved by the TSX Venture Exchange on April 13, 2010. The Company plans to complete follow-up prospecting of historical high grade gold occurrences, geological mapping and geochemical sampling in the summer of 2010 with the aim of developing trench and drill targets.

**Other Gold Projects**

***Huxter Lane JV Project***

The 100% Company-owned Huxter Lane JV Project is a bulk-tonnage gold target located 90 kilometres south of Grand Falls-Windsor in central Newfoundland. The project is subject to an option agreement with Golden Dory Resources Corp. whereby Golden Dory may earn up to a 60% interest in the property by funding $2,000,000 in exploration expenditures over a four year period. Golden Dory may then earn an additional 10% interest (to 70%) by completing a bankable feasibility study. Golden Dory is the operator during the earn-in period.

The Mosquito Hill Deposit is a large intrusion-hosted gold system that has been tested by 46 holes over a strike length of 900 metres and width of 500 metres. The mineralized intrusion is exposed along its northern edge and dips gently to the southwest at about 10 degrees (nearly flat lying). At the southwestern limits of the current resource, the zone remains open along strike and down-dip. The Huxter Lane property has good road access and is located near existing infrastructure including power and labour.

During the quarter-ended March 31, 2010, Golden Dory and the Company completed a NI 43-101 compliant gold resource estimate on the Mosquito Hill Deposit. The resource estimate, prepared by independent consultant Mr. Gary Giroux, P.Eng. of Giroux Consultants Limited, estimates the Mosquito Hill Deposit to contain an indicated resource of 4.47 million tonnes averaging 0.526 g/t gold for 75,600 ounces gold and an inferred resource of 32.9 million tonnes averaging 0.461 g/t gold for 488,800 ounces gold at a cutoff of 0.30 g/t gold (see Company news release dated March 4, 2010). Over 90% of the resource estimate occurs at depths shallower than 200 metres.

The independent mineral resource estimate was produced from a database consisting of 46 diamond drill holes (NQ size core) totaling 7,289 metres from which 3,777 samples were assayed for gold. Assays within the mineralized solid were capped at 4.5 grams per tonne gold and uniform downhole composites measuring 5 metres in length were created to honour the boundaries of the solid. A block model was created with blocks measuring 20 X 20 X 5 metres that were superimposed over the geologic solid. A specific gravity of 2.78 was applied to all blocks, which was measured by the weight in air / weight in water method. Gold grades were interpolated into the block model by ordinary kriging. The resource estimates can be classified as indicated and inferred mineral resources based on definitions from National Instrument 43-101and from CIM 2005. This resource estimate is not an economic assessment of the Mosquito Hill Zone, and a range of cutoff grades are listed below.

**Mosquito Hill Zone - Indicated Resource within the mineralized solid**

| Au Cut-off (g/t Au) | Tonnes > Cut-off | Grade > Cut-off (g/t Au) | Contained Ounces Au |
|---|---|---|---|
| 0.10 | 7,880,000 | 0.393 | 99,600 |
| 0.20 | 6,800,000 | 0.431 | 94,200 |
| 0.30 | 4,470,000 | 0.526 | 75,600 |
| 0.40 | 2,470,000 | 0.670 | 53,200 |

**Mosquito Hill Zone - Inferred Resource within the mineralized solid**

| Au Cut-off (g/t Au) | Tonnes > Cut-off | Grade > Cut-off (g/t Au) | Contained Ounces Au |
|---|---|---|---|
| 0.10 | 47,860,000 | 0.392 | 603,200 |
| 0.20 | 44,890,000 | 0.408 | 589,000 |
| 0.30 | 32,980,000 | 0.461 | 488,800 |
| 0.40 | 18,210,000 | 0.553 | 323,800 |

The Company anticipates Golden Dory will continue exploration on the property in 2010. A 2000 metre drill program was started in early May, 2010 on the Mosquito Hill Deposit.

***Long Pond JV Project***

The 100% Company-owned Long Pond JV project is subject to an option agreement with Metals Creek Resources Corp., whereby Metals Creek may earn up to a 60% interest in the Long Pond property by funding $500,000 in exploration expenditures over a four year period and making cash and share option payments to the Company. No field work was completed during the six month period-ended March 31, 2010. The Company anticipates Metals Creek will continue exploration field work on the property in the summer 2010.

***South Golden Promise JV Project***

The South Golden Promise JV project is located in central Newfoundland immediately south of the Golden Promise JV Project. Crosshair has earned a 60% interest in the property (Paragon - 40%) and is subject to joint venture terms. No field work was completed during the six month period-ended March 31, 2010. Exploration plans for the project are being discussed by Crosshair and the Company.

***Maritec Project***

The 100%-owned Maritec gold project is located 10 kilometres east of the town of Baie Verte, Newfoundland. No field work was completed during the six month period-ended March 31, 2010.

***Glenwood Project***

The 100%-owned Glenwood gold project is located 25 kilometres west of the town of Gander, Newfoundland. No field work was completed during the six month period-ended March 31, 2010.

## EXPLORATION OUTLOOK

The past year has been very challenging for most junior mining exploration companies and this was no exception for Paragon. The Company reduced its company-funded exploration activities in 2009 to the care and maintenance of its key properties, and reduced staff and overhead costs as further efforts to conserve cash. All core and non-core property assets were reviewed in 2009 and property positions reduced as required. The Company completed three JV option agreements with 3 partners during 2009, with an overall value of $5.7 million of potential earn-in requirements.

Market conditions improved somewhat by the end of 2009, and the Company plans to continue to advance its key gold and base metal properties through a combination of company-funded and partner-funded exploration in 2010. The Company's priority in 2010 will be to maintain and secure additional partners for several of its 100%-owned gold and base metal projects, to evaluate all new opportunities for the Company, and to secure new financings for future exploration programs.

The Company also has four partners exploring on its properties including Crosshair Exploration & Mining Ltd., Golden Dory Resources Corp., Metals Creek Resources Corp, and GFE Capital Corp that are earning or have earned into the Company's properties. All four partners have or anticipate their continued exploration on these properties in 2010.

## QUALIFIED PERSONS

Work on Paragon exploration projects is being out by Paragon employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical results were obtained from published reports available in the public domain.

## RESULT OF OPERATIONS

Three month period ended March 31, 2010

For the three months ended March 31, 2010, the company incurred a net loss of $226,104 compared to net earnings of $82,339 in the corresponding period in 2009. A future income tax recovery was not recognized in the current quarter versus a $223,319 recovery recorded in 2009 as result of adjustments to tax pool balances. The company recognized a loss of $86,732 on the sale of marketable securities in the current quarter compared to $0 in the corresponding quarter in 2009.

General and administrative expenses were $20,790 higher in the first quarter 2010 than the corresponding quarter in 2009 (2010- $139,935; 2009-$119,145). The change in general operating costs is attributable to:

- Investor relations of $10,874 (2009 - $2,255) is higher than the comparative period due to the increase in promotional activities including two conferences in January and March, 2010.
- Office and miscellaneous of $15,338 (2009 - $17,184) has decreased over the comparative period mainly due to the Company's efforts to reduce costs in all areas of operations.
- Professional fees of $14,356 (2009 - $26,504) have decreased over the comparative period due to reduced legal fees related to general corporate and mineral property activities in the current period.
- Salaries and benefits of $45,498 (2009 - $45,820) are mainly the cost of the Company's management and comparable to the same period last year.
- Stock-based compensation expenses of $33,137 (2009 - $1,715), a non-cash charge, are the estimated fair value of the vesting portion of stock options granted in fiscal 2010 and 2009. The Company used the Black-Scholes option pricing

model for the fair value calculation.

Six month period ended March 31, 2010

For the six months ended March 31, 2010, the company incurred a net loss of $387,681 compared to a net loss of $272,768 for the corresponding period in 2009. A Future income tax recovery was not recognized in the current period while $81,386 was recognized in the corresponding period in 2009 as the result of adjustments to tax pool balances. The company recognized a loss of $121,328 as losses on the sale of marketable securities for the six months year to date while no losses were recognized in the corresponding period in 2009.

General and administrative expenses were $72,915 lower in the six months to March 31, 2010 compared to 2009 (2010-$267,028; 2009-$339,943). The change in general operating costs is attributable to:

- Investor relations of $12,197 (2009 - $4,886) is higher than the comparative period due to increased promotional activities including two conferences in January and March, 2010.
- Office and miscellaneous of $31,762 (2009 - $38,087) has decreased over the comparative period mainly due to the Company's efforts to reduce costs in all areas of operations.
- Professional fees of $26,646 (2009 - $35,199) are lower than the comparative period due to reduced legal fees related to general corporate and mineral property activities in the current period.
- Salaries and benefits of $84,770 (2009 - $172,961) are significantly lower than the comparative period as a result of a severance pay of $82,500 made to a former Vice President Exploration for the termination of his employment contract in December 2008.
- Transfer agent and filing fees of $15,213 (2009 - $13,119) is higher than the comparative period due to financing activities and mineral property acquisition activities.
- Stock-based compensation expenses of $75,736 (2009 - $47,193), a non-cash charge, are the estimated fair value of the vesting portion of stock options granted in fiscal 2010 and 2009. The Company used the Black-Scholes option pricing model for the fair value calculation.

## SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the last quarter for the three months ending on March 31, 2010 are:

| | For the Three Months Ending | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Fiscal 2010 | | Fiscal 2009 | | | | Fiscal 2008 | |
| | Mar. 31, 2010 | Dec. 31, 2009 | Sept. 30, 2009 | Jun. 30, 2009 | Mar. 31, 2009 | Dec. 31, 2008 | Sept. 30, 2008 | Jun. 30, 2008 |
| | ($) | ($) | ($) | ($) | ($) | ($) | ($) | ($) |
| **Income Statement Data** | | | | | | | | |
| Total revenues | - | - | - | - | - | - | - | - |
| Income (loss) before discontinued operations and extraordinary items | (226,104) | (161,577) | (1,455,770) | 325,589 | 82,339 | (355,107) | (1,827,536) | 13,140 |
| Net income (loss) | (226,104) | (161,577) | (1,455,770) | 325,589 | 82,339 | (355,107) | (1,827,536) | 13,140 |
| **Income (loss) per common share outstanding – basic and diluted** | | | | | | | | |
| Income (loss) before discontinued operations and extraordinary items | (0.01) | (0.01) | (0.05) | 0.01 | 0.00 | (0.01) | (0.07) | 0.00 |
| Net income (loss) per share | (0.01) | (0.01) | (0.05) | 0.01 | 0.00 | (0.01) | (0.07) | 0.00 |

The financial data presented above is derived from the Company's financial statements, which are prepared in accordance with accounting principles generally accepted in Canada and in Canadian dollars.

## LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2010, the Company had a cash and cash equivalents of $1,013,211 compared to $390,358 as at September 30, 2009. The Company had working capital as at March 31, 2010 of $866,840 compared to working capital of $378,335 as at September 30, 2009.

Current quarter

During the second quarter, the cash and cash equivalent balance decreased by $27,582 (2009 - $202,376). Cash used in operating activities was $142,511 (2009 - $66,462). Cash used in investing activities during the second quarter was $27,666 (2009 - $137,725). Cash generated from financing activities during the quarter ended March 31, 2010 was $142,595 (2009 - $1,811).

At present, management believes that the Company has sufficient capital resources to pay for its operating and capital cost requirements for 2010. The Company's priority in 2010 will be to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs.

Going Concern

At present, the Company's operations do not generate cash flow and its financial success is dependent on management's ability to discover economically viable mineral deposits. The mineral exploration process can take many years and is subject to factors that are beyond the Company's control. In order to continue as a going concern and to meet its corporate objectives, which primarily consist of exploration work on its mineral properties, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. The annual and interim financial statements do not include any adjustments to the recoverability and classification of reduced asset amounts and classification of liabilities that might be necessary should the Company be unable to continue operations. These adjustments could be material. The Company is not subject to material externally-imposed capital constraints.

## OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

## RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the six month periods ended March 31, 2010 and 2009 as follows:

a) Paid or accrued $9,000 (2008 - $11,000) for accounting services to a company controlled by an officer of the Company.

These transactions with related parties were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

## CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to determination of stock-based compensation, impairment of assets, valuation of investments, and future income taxes. Actual results could differ from these estimates.

## CHANGES IN ACCOUNTING POLICIES

**New accounting policies adopted**

*Financial instruments - disclosures*

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures effective for fiscal years ending after September 30, 2009. Enhanced fair value measurements entail a three-level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. The amendment clarifies that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset. Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk. The Company has included the disclosure recommended by the new handbook sections in Note 12 to these financial statements.

**Future accounting changes**

*Convergence to international Financial Reporting Standards ("IFRS")*

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of October 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended September 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company's IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion. A detailed assessment of the impact of adopting IFRS on the Company's consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting; disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

*Business Combinations, Non-controlling Interest and Consolidated Financial Statements*

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations, and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

**FINANCIAL INSTRUMENTS**

The Company's financial instruments are exposed to the following risks:

*Credit Risk*

The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $1,013,211 at March 31, 2010. As the Company's policy is to limit cash holdings and near cash investments to

instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at March 31, 2010, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $13,823. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. The remaining amounts receivable is GST receivable of $54,898 due from the Canadian government, which is not a financial instrument.

*Liquidity Risk*

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

*Market risk*

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

*a) Interest Rate Risk*

The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income. The interest rate risks on cash equivalent and temporary investments are not considered significant.

*b) Foreign Exchange Risk*

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

*Sensitivity analysis*

The Company classified its cash and cash equivalent as held for trading, marketable securities as available-for-sale, accounts receivables as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the relatively short period to maturity of these financial instruments. The fair value of marketable securities represents the market value of quoted investments.

Based on management's knowledge and experience of the financial markets, management does not believe that the Company's current financial instruments will be affected by credit risk, liquidity risk or market risk.

**Fair Value**

CICA Handbook Section 3862 "Financial Instruments – disclosures" establishes a fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash and cash equivalent | $ 1,013,211 | $ - | $ - | $ 1,013,211 |
| Marketable securities | $ 174,905 | $ - | $ - | $ 174,905 |
| Total | $ 1,188,116 | $ - | $ - | $ 1,188,116 |

## OUTSTANDING SHARE DATA

The Company had the following common shares, stock options and warrants outstanding as at the date of this report;

| | |
|---|---|
| Issued and Outstanding Common shares | 32,942,181 |
| Stock options | 2,813,332 |
| Warrants | 4,095,435 |
| Agent's options | 433,333 |
| | 40,284,281 |

## RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

**FORWARD LOOKING STATEMENTS**

The Company's audited financial statements for year ended September 30, 2009, the interim financial statements for the six months ended March 31, 2010, and this accompanying MD&A contain certain statements that may be deemed

"forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

## CHANGEOVER PLAN TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (IASB) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

For the Company, the changeover to IFRS will be required for interim and annual financial statements beginning on October 1, 2011. As a result, the Company will begin to develop a plan to convert its Financial Statements to IFRS. The Company will provide training to key employees and will be monitoring the impact of the transition on its business practices, systems and internal controls over financial reporting.

## EFFECTIVENESS OF DISCLOSURE CONTROLS

The Chief Financial Officer and Chief Executive Officer have evaluated the effectiveness of the Company's disclosure controls as of March 31, 2010. They have concluded that the Company's disclosure controls and procedures provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company, particularly during the period during which this report was being made.

## ADDITIONAL INFORMATION

Additional information concerning the Company and its operations is available on SEDAR at www.sedar.com and on the Company web site at www.paragonminerals.com .

## APPROVAL

The Board of Directors of Paragon Minerals Corporation has approved the contents of this management discussion and analysis. A copy of this MD&A will be provided to anyone who requests it.

Exemption No.: 82-35102



# NEWS RELEASE

# PARAGON MINERALS CORPORATION

**TSX Venture Exchange Symbol: PGR** **NR10-08** **May 5, 2010**
**Shares Issued: 32,902,181**

## Paragon Minerals and Golden Dory begin drilling at Huxter Lane Gold Project

**Paragon Minerals Corporation** (PGR:TSX-V; "Paragon") reports that its exploration partner, Golden Dory Resources Corp. (TSX.V-GDR; "Golden Dory") has started a minimum **2,000-metre drill program** on the Huxter Lane Gold Project in central Newfoundland, Canada. The property is under option to Golden Dory, whereby Golden Dory can earn a 70% interest in the project by funding a bankable feasibility study. Golden Dory is the operator.

The drill program will focus on expanding the recently announced NI 43-101 compliant resource at the Mosquito Hill Deposit, which has an **indicated resource of 4.47 million tonnes averaging 0.526 g/t Au for 75,600 ounces gold and inferred resource of 32.9 million tonnes averaging 0.461 g/t Au for 488,800 ounces gold** (see Paragon news release dated March 4, 2010). To date, no economic assessment or scoping study of the Mosquito Hill Deposit has been performed.

The Mosquito Hill Deposit is a large, near surface intrusion-hosted gold system that has been tested by 46 broad-spaced drillholes over a strike length of 900 metres and width of 500 metres. Over 90% of the resource estimate occurs at depths shallower than 200 metres below surface. The mineralized intrusion is exposed along its northern edge and dips gently to the southwest. The mineralization remains open along strike and down-dip. The Huxter Lane Gold Project is road accessible and located near existing infrastructure including power and skilled labour.

The gold mineralization at Huxter Lane has many geological similarities to bulk-tonnage gold deposits in the Yukon and Alaska including the Donlin Creek deposit (467.7 Mt at 2.23 g/t gold for 33.59M oz gold; NovaGold Resources Inc. news release dated March 22, 2010) and the Fort Knox deposit (253 Mt at 0.45 g/t Au for 3.69 M oz Au; Kinross Gold Corporation website). The style of gold mineralization represents a new exploration target in Newfoundland and highlights the potential of the area to host large mineralizing systems with multi-million ounce gold potential.

**About Paragon Minerals Corporation**

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base-metal exploration in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through both company and partner-funded exploration. For more information on Paragon and its properties, please visit the website at www.paragonminerals.com

**PARAGON MINERALS CORPORATION**

"*Michael Vande Guchte*"

President & CEO

**Qualified Person** – David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release.

**Forward-looking statements** - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words*

"expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

*"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."*

Exemption No.: 82-35102



NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR NR10-09 May 13, 2010
Shares Issued: 32,902,181

# Paragon Minerals and GFE Capital begin drilling on the Winterhill VMS Project, Newfoundland

**Paragon Minerals Corporation** (PGR: TSX-V; "Paragon") is please to report that partner GFE Capital Corp. (GFC: TSX-V; "GFE Capital") has started a 500-metre drill program on the Winterhill VMS Project in south-central Newfoundland, Canada.

The drill program will test a priority airborne EM conductor and coincident ground EM conductor located below a small lake. The EM conductors coincide with a conductive trend that continues on surface through the Winterhill East massive sulphide prospect. An historical drillhole (WH91-16) at the Winterhill East prospect intersected 9.6 metres of semi-massive to massive pyrite mineralization (no significant base metal assays). The best section of this airborne EM conductor occurs over a 700-metre strike length making it a potentially large target.

The Winterhill massive sulphide mineralization is hosted within Neoproterozoic-aged volcanic rocks similar to those of the Arabian-Nubian Shield which host numerous large tonnage and high-grade VMS deposits. The property covers a 3.5-kilometre long zone of altered felsic volcanic and calcareous sedimentary rocks that host a number of base metal prospects including Winterhill, Winterhill East and Winterhill West. Previous drilling by Noranda at these prospects (18 holes, 3,872 metres) intersected massive sulphide mineralization with assays of **1.41% copper over 6.0 metres and 10.1 % zinc over 4.0 metres.**

Under terms of the option agreement, GFE Capital may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four year period ($100,000 firm in first year) and making cash payments of $60,000 to Paragon. Paragon will be the operator during the option earn-in period.

## About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base-metal exploration in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through both company and partner-funded exploration. For more information on Paragon and its properties, please visit the website at www.paragonminerals.com

**PARAGON MINERALS CORPORATION**

"*Michael Vande Guchte*"

President & CEO

__Qualified Person__ – David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release.

__Forward-looking statements__ - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or*

*conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

*"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."*

# NEWS RELEASE

**PARAGON**
**MINERALS CORPORATION**

**TSX Venture Exchange Symbol: PGR** **NR10-10** **May 18, 2010**
**Shares Issued: 32,902,181**

## Paragon and Crosshair continue to intersect high-grade gold at Jaclyn Main Deposit

**Paragon Minerals Corporation (TSX-V: PGR) ("Paragon")** reports additional results from its partner-funded diamond drill program at the Golden Promise JV Gold Project, located in central Newfoundland, Canada. Paragon's joint venture partner, Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) ("Crosshair") has completed the planned 36-hole (7,220 metre) diamond drill program. Highlights from the program include:

- Near surface vein zone continuity demonstrated in the central portion of the Jaclyn Main Deposit with high-grade gold assays up to 129.1 grams per tonne (g/t) gold (3.76 oz/ton) over 0.3 metres;
- Jaclyn Main Deposit extended 150 metres east of the current NI43-101compliant resource estimate.

**Jaclyn Main Deposit – Central Zone**

Twelve shallow infill drillholes (641.1 metres, all NQ-size drillholes) were completed at approximately 25-metre spacing over a 300-metre strike length in the central portion of the Jaclyn Main Deposit. Each drillhole intersected the gold-bearing vein zone over widths of 0.16 to 8.45 metres, with ten of the twelve drillholes containing visible gold (3 to 86 gold grains). Assay highlights include:

| Drillhole | From (m) | To (m) | Interval (m) | Grade (g/t) |
|---|---|---|---|---|
| GP10-102 | 12.70 | 13.20 | 0.50 | 19.9 |
| GP10-114 | 28.00 | 28.85 | 0.85 | 11.1 |
| *Including* | 28.00 | 28.40 | 0.40 | 18.9 |
| *And* | 52.85 | 53.45 | 0.60 | 78.1 |
| *Including* | **53.15** | **53.45** | **0.30** | **129.1** |
| GP10-115 | 23.60 | 25.88 | 2.28 | 6.1 |
| *Including* | 25.08 | 25.88 | 0.80 | 16.7 |
| *Including* | 25.08 | 25.38 | 0.30 | 34.2 |
| GP10-116 | 31.42 | 36.00 | 4.58 | 3.9 |
| *Including* | 35.00 | 36.00 | 1.00 | 12.9 |
| *Including* | 35.70 | 36.00 | 0.30 | 32.7 |
| GP10-126 | 29.27 | 29.73 | 0.46 | 20.8 |

The infill drilling has demonstrated the quartz-vein zone continuity in the upper portion of the Jaclyn Main Deposit and the variable nature of the gold grade between drillholes. Two of the infill drillholes (GP10-116 and GP10-117) intersected the quartz vein zone within 10 metres of two, previously completed, larger diameter (HQ) drillholes (GP02-01 and GP02-05). Comparison of the assay results between the two-infill drillholes and the two larger diameter drillholes provides evidence that the larger sample size yields a higher assay grade.

Drill core samples from the 12 infill drillholes and from 6 previously completed drillholes (GP02-01, 05, 06, 11, 17 and GP03-24) have been submitted to SGS Lakefield Research Limited for preliminary metallurgical testing including gravity separation, flotation and determination of the cyanide leaching characteristics. Metallurgical results are pending.

**Jaclyn Main Deposit – East Extension**

A total of 15 drillholes (4,577 metres) were completed on the eastern extension of the Jaclyn Main zone. The drilling has extended the gold-bearing quartz vein zone 150 metres to the east of the currently defined NI43-101 compliant resource. Significant assays from the drilling include 19.9 g/t gold over 1.6 metres (GP10-121) (see news release dated April 8, 2010) and 5.77 g/t Au gold over 1.15 metres (GP10-131). The Jaclyn Main Deposit now extends over a 950-metre strike length and to a depth of 415 metres (GP10-130). The zone remains open along strike and to depth.

Assays, drill plans and sections for the Golden Promise JV Project are available on the Paragon website.

Following the drill program and after detailed review of the exploration data and metallurgical results, Crosshair and Paragon plan to conduct a surface bulk sampling program. The bulk sample is aimed at providing a more representative gold grade, testing structural and grade continuity and mining/milling characteristics for the Jaclyn Main Deposit. The 2010 exploration programs are being funded by Crosshair as part of the 2009 Joint Venture Agreement (see Paragon News Release dated April 9, 2009). Paragon retains a 40% interest in the Golden Promise JV Gold Project.

**About Paragon Minerals Corporation**

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base-metal exploration in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through both company and partner-funded exploration. For more information on Paragon and its properties, please visit the website at www.paragonminerals.com

**PARAGON MINERALS CORPORATION**

*"Michael J. Vande Guchte"*

President & CEO

***Qualified Person and QA/QC*** – *Exploration work on the Golden Promise JV Project is being carried out by Barry Sparkes, Consulting Geologist to Crosshair and supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI 43-101. Mr. Wallis has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to Crosshair. True widths of the reported intercepts vary depending on the angle of the individual drill holes and are estimated to be between 50% and 85% of the core interval as reported. Assay composites are reported uncut. All assay samples were prepared from sawn NQ-sized half-core sections on site in Newfoundland. Samples were shipped to Accurassay Laboratories prep facility in Gambo, Newfoundland and assayed at their Thunder Bay, Ontario laboratory using standard fire assay methods on a 50-gram sample with an AA finish. Samples that contain visible gold are automatically assayed using the metallic screen method. All samples that assay over 1g/t gold are also rerun using the metallic screen method. Standards, blanks and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing QA/QC program. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson.*

***Forward-looking statements*** – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*



For more information, contact Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation, Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6